UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 17, 2022

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS 3Q2022 OPERATIONAL RESULTS

Moscow, Russia – November 17, 2022 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, reports 3Q2022 operational results.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the results:

“In the first half of 3Q2022 global price indexes for coking coal concentrate demonstrated a downward trend. In the second half of this reporting period they bounced back to a stable level. This market trend was due primarily to China’s harsher quarantine measures in the summer months, which led to limitations in the work of the country’s steelmakers and a slump in sales of finished steel products. Prices went up again in mid-August in hopes for a stable demand in China’s and India’s steel industry.

“In this reporting period, Mechel decreased its quarterly overall coal output by 12% due to a decrease in mining at Southern Kuzbass Coal Company’s facilities. This factor, as well as the increased periods of delivery to ports due to railway repairs that limited the railroad infrastructure’s carrying capacity, prompted the 15-percent decrease in coking coal concentrate’s sales quarter-on-quarter.

“Our PCI exports to South-East Asia and Asia Pacific were performed on a stable basis. We increased PCI sales by 15% quarter-on-quarter. As for anthracites, due to introduced logistical limitations we are redirecting our sales volumes and expanding into new markets, including Russia’s own domestic market and that of the CIS. The 14-percent decrease in anthracite sales quarter-on-quarter was due to a contracted batch’s delivery put off until the fourth quarter of 2022.

“The 21-percent hike in thermal coal sales was due to our involving stockpiles accumulated by 3Q2022.

“Sales of Korshunov Mining Plant’s iron ore concentrate went down by 9% quarter-on-quarter as its chief consumer, Chelyabinsk Metallurgical Plant, had less need of it. A similar picture — the decrease in commodity demand from Russian majors as well as changes to market geography — led to a seven-percent quarter-on-quarter decrease in coke sales.

“In this accounting period, Chelyabinsk Metallurgical Plant held a major overhaul campaign, which involved blast furnace #1, converter #2 and concaster-5. This led to a decreased output of pig iron and steel (by 9% and 10% respectively compared to 2Q2022). Overall sales of rolled longs went down by 5% due to decreased exports. The downward trend in average prices for steel rolls, which began in 2Q2022, became even more pronounced in the third quarter. Sales of rolled flats remained mostly at 2Q2022’s level.

“Introduced export bans led to a 35-percent slump in sales of Bratsk Ferroalloy Plant’s ferrosilicon sales, compared to the previous quarter.

“The six-percent increase in hardware sales quarter-on-quarter was due to a hike in domestic sales of Beloretsk Metallurgical Plant’s wire and rebar strands.

“Active sales of accumulated stockpiles led to a 24-percent increase in forgings sales compared to the previous quarter. In the third quarter, Russian wagon makers reduced their moving stock’s output just as they did in the second quarter, and so demand for various railway axles also went down. As such, Urals Stampings Plant reduced stampings sales by 44% in this reporting period.

“The three-percent decrease in electricity generation quarter-on-quarter was due to planned repairs of our power facilities’ equipment. The decrease in heat generation is of seasonal nature.”

Production (thousand tonnes):

Product Name	3Q2022	2Q2022%		9M2022	9M2021%
Run-of-mine coal	2,790	3,165	-12	8,773	8,537	+3
Pig iron	744	820	-9	2,412	2,358	+2
Steel	828	924	-10	2,681	2,615	+3
Electric power generation (thousand kWh)	476,934	492,354	-3	1,663,402	2,117,686	-21

Heat power generation (Gcal)	662,408	906,796	-27	3,541,081	3,695,061	-4

Sales (thousand tonnes):

Product Name	3Q2022	2Q2022%		9M2022	9M2021%
Coking coal concentrate	1,050	1,230	-15	3,130	3,434	-9
Including coking coal concentrate supplied to third parties	728	805	-10	1,959	2,168	-10
PCI	254	221	+15	710	897	-21
Including PCI supplied to third parties	254	221	+15	710	897	-21
Anthracites	336	390	-14	1,013	1,051	-4
Including anthracites supplied to third parties	281	311	-10	823	925	-11
Thermal coals	879	728	+21	2,457	2,336	+5
Including thermal coals supplied to third parties	654	540	+21	1,839	1,632	+13
Iron ore concentrate	461	506	-9	1,337	1,108	+21
Including iron ore concentrate supplied to third parties	7	7	+13	21	31	-34
Coke	525	567	-7	1,678	2,059	-18
Including coke supplied to third parties	176	190	-7	563	895	-37
Ferrosilicon	14	21	-35	56	57	-1
Including ferrosilicon supplied to third parties	9	14	-38	41	42	-4
Long rolls	646	677	-5	1,964	1,804	+9
Flat rolls	101	102	-2	304	332	-8
Hardware	124	117	+6	381	389	-2
Forgings	9	7	+24	30	27	+9
Stampings	8	14	-44	43	48	-10

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88

ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: November 17, 2022

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